Exhibit (h)(4)(ii)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

between

ING EQUITY TRUST

and

ING FUNDS SERVICES, LLC

Series	Administrative Fee (as
a percentage of average daily net assets)
ING Growth Opportunities Fund	0.10%
ING Large Cap Value Fund	0.10%
ING MidCap Opportunities Fund	0.10%
ING Mid Cap Value Fund	0.10%
ING Real Estate Fund	0.10%
ING SmallCap Opportunities Fund	0.10%
ING Value Choice Fund	0.10%